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May 21, 2024

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	USA Opportunity Income One, Inc. Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A Filed May 7, 0024 File No. 024-11699

Dear Ms. Adegbuyi and Ms. Aldave:

We have electronically filed herewith on behalf of USA Opportunity Income One, Inc. (f/k/a USA Opportunity Income Fund, Inc., the “Company”) Post-Qualification Amendment No. 6 (“Amendment No. 6”) to the above-referenced offering statement on Form 1-A originally filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2021 (“Form 1-A”). Amendment No. 6 is marked with < R > tags to show changes made from Post-Qualification Amendment No. 5 which was filed with the Commission on May 7, 2024. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Dania Echemendia dated May 9, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

Risk Factors

Risks Related to Our Company

If the Company is unable to raise a significant percentage of the offering amount, page 24

1.

Comment: We note your response to prior comment 3. Please remove the second paragraph of the risk factor because it contains mitigating language.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 6 to remove the referenced paragraph.

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 6 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony, Linder & Cacomanolis, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Aisha Adegbuyi/U.S. Securities and Exchange Commission
Tonya Aldave/U.S. Securities and Exchange Commission
Dania Echemendia/ USA Opportunity Income One, Inc.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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